Exhibit 1.1
Canadian Solar Reports First Quarter 2008 Results
     Q108 Results
•	Q108 net revenues of $171.2 million, a 34% increase over Q407 net revenues of $127.5 million

•	Q108 net income per diluted share of $0.61, compared to Q407 net income per diluted share of $0.21

•	Q108 shipments of 41.8MW, compared to Q407 shipments of 37.8MW
     2008 Outlook and Developments
•	Reiterating full year 2008 net revenue guidance of $650-$750 million on shipments of 200-220MW, excluding e-Module shipments.

•	Production of e-Modules, a medium power module product using 100% upgraded metallurgical grade (UMG) silicon, began in March and shipments started in May.

•	Phase Two of the solar cell plant on track with the installation of an additional 150MW of annual nameplate cell capacity starting in May

•	Phase One of our ingot and wafer plant in Luoyang on track with installation of 60MW annual nameplate wafer capacity starting in May
JIANGSU, China, May 13, 2008 — Canadian Solar Inc. (“the Company,” “CSI” or “we”) (NASDAQ: CSIQ) today reported its preliminary unaudited US GAAP financial information for the first quarter ended March 31, 2008.
Net revenues for the quarter were $171.2 million (including $2.2 million of silicon material sales), compared to net revenues of $17.5 million for the first quarter of 2007 (including $2.8 million of silicon materials sales) and $127.5 million for the fourth quarter of 2007 (including $2.4 million of silicon materials sales). Net income for the quarter was $19.0 million, or $0.61 per diluted share, compared to a net loss of $3.9 million, or $0.14 per diluted share, for the first quarter of 2007 and net income of $5.9 million, or $0.21 per diluted share, for the fourth quarter of 2007. If share-based compensation expenses of $2.2 million were excluded, non-GAAP net income for the quarter would have been $21.2 million, or $0.65 per diluted share.
Dr. Shawn Qu, Chairman and CEO of CSI, commented: “I am very pleased with our first quarter results and proud to say that our team has now achieved four consecutive quarters of revenue growth and profit margin improvement. Our impressive performance in the first quarter was due to a result of robust market demand for our products, strong pricing, effective management of foreign exchange exposure, strong operational execution of our flexible vertical integration business model, and our balanced supply strategy, which allowed us to increase our product delivery despite a general market shortage of silicon materials. In Q1, we significantly increased our internal solar cell production, which resulted in a positive impact on our bottom line. Our new Changshu solar module plant was completed on schedule during the quarter. This gave us the ability to quickly increase shipments in March following the severe weather conditions earlier in the year. Deliveries from most of our strategic suppliers are now generally on track.”

Bing Zhu, CFO of CSI, noted: “We delivered on our promise to improve our gross margins and we were able to increase diluted earnings per share by close to 200% compared with Q4 2007 due to our disciplined financial management and continued operational efficiency. The significant upside to our bottom line was mainly contributed by three factors — strong pricing, the strong Euro vs. USD, and our internal cost cutting. Although the large foreign exchange gain is likely a one-time event, we believe that the other factors will remain positive, and will, therefore, help us maintain a similar level of profitability going forward.”

Revenue by Geography (US $ millions)
Region	Q108 Revenue	%	Q407 Revenue	%	Q107 Revenue	%

Europe	167.6	97.9%	124.1	97.3%	12.1	69.4%
Asia	2.4	1.4%	2.9	2.3%	3.3	18.9%
Americas	1.2	0.7%	0.5	0.4%	2.1	11.7%
Total Net Revenue	171.2	100%	127.5	100%	17.5	100%

Note:	Asian revenue included $2.2 million of silicon materials sales in the first quarter of 2008 and $2.4 million of silicon materials sales in the fourth quarter of 2007.
Recent Developments
We commenced commercial production of e-Modules, a cost-effective medium power solar module product using 100% upgraded metallurgical grade (UMG) silicon, in March. We converted one of our solar cell lines and dedicated it to UMG cells in early April and ramped up to full production shortly thereafter. We have produced approximately one MW of UMG cells over the past four weeks. We believe that we have so far achieved the technical and economic parameters which we preset for the ramp up phase. Delivery of e-Modules to our European and US customers started in early May. We believe that we are on track to achieve our prior estimate of shipping 30 - 40MW of e-Modules in 2008.
Outlook
Dr. Qu continued: “We also believe that we are on track to achieve our prior guidance of shipping 200 - 220MW of regular solar modules in 2008, not including shipments of e-Modules, and to continue our record of quarter over quarter revenue growth. We intend to continue our long-term and proven supply chain strategy of combining internal solar wafer and cell production with direct purchasing from a select number of long-term strategic wafer and cell suppliers. We expect that many of the positive market trends that we witnessed in Q1 will continue for the rest of the year, and believe that the gross margin that we were able to achieve in Q1 bodes well for our ability to achieve our 13% - 15% gross margin target for the year.”
Net revenue for Q208 is expected to be in the range of $185 - $190 million, with non-GAAP net income, determined by excluding share based compensation expenses, expected to be in the range of $17 - $18 million. Shipments for Q208 are expected to be approximately 45MW, including some tolling business.
Looking ahead to 2009, if all of our long-term supply contracts are fully implemented, we will have access to 200MW of regular polysilicon and wafers. Based on our strong position as a worldwide photovoltaic solar module supplier and the expansion plans of our strategic partners, we believe that we should be able to secure an additional 200MW of regular polysilicon and wafers, thereby enabling us to produce approximately 400MW of regular photovoltaic solar modules. In addition, we expect to produce 100 - 150MW of UMG silicon products in 2009.
Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 p.m. on Tuesday, May 13, 2008 (in Jiangsu). This will be 8:00 a.m. on Tuesday, May 13, 2008 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of senior executive officers of the Company.

The call may be accessed by dialing: +1-800-688-0836 (domestic) or +1-617- 614-4072 (international). The passcode to access the call is: 98964967. A replay of the call will be available starting one hour after the call and continuing until 10:00 p.m. on Tuesday, May 20, 2008 (in Jiangsu) or 10:00 a.m. on Tuesday, May 10, 2008 (in New York) at http://www.csisolar.com and by telephone at 1-888-286-8010 (domestic) or +1-617-801-6888 (international). The passcode to access the replay is: 11545239.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.
Safe Harbor/Forward-Looking Statements
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on May 29, 2007. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc.
Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars,
except share and per share data and unless otherwise stated)

	Q1 2008	Q4 2007	Q1 2007

Net Revenues:
Net Revenues — Products	171,235	127,459	17,489

Cost of Revenues:
Cost of Revenues — Products	143,000	112,851	17,143

Gross Profit	28,235	14,608	346
Operating Expenses:
Selling Expenses	2,505	2,971	1,053
General and Administrative Expenses	5,426	5,924	3,086
Research and Development Expenses	303	321	186
Total Operating Expenses	8,234	9,216	4,325
Income/(loss) from operations	20,001	5,392	(3,979)
Other Income (Expenses):
Interest Expenses	(2,246)	(1,423)	(67)
Interest Income	102	166	285
Tax Refund for Reinvestment	—	925	—
Others — Net	8,174	727	—
Income (Loss) before Taxes	26,031	5,787	(3,761)
Income Taxes	(7,036)	108	(93)
Net Income (Loss)	18,995	5,895	(3,854)

Basic Earning (Loss) per Share	0.69	0.22	(0.14)
Basic Weighted Average Outstanding Shares	27,391,315	27,297,428	27,270,000
Diluted Earning (Loss) per Share	0.61	0.21	(0.14)
Diluted Weighted Average Outstanding Shares	32,392,020	28,130,379	27,270,000

Canadian Solar Inc.
Reconciliation of US GAAP Gross Profit, Operating Income (Loss) and
Net Income (Loss) to Non-US GAAP Gross Profit,
Operating Income (Loss) and Net Income (Loss)
(Unaudited)
Use of Non-GAAP Financial Information
To supplement its condensed consolidated financial statements presented in accordance with GAAP, CSI uses the following measures as defined as non-GAAP financial measures by the SEC: adjusted operating income (loss) and adjusted net income (loss), each excluding share-based compensation, which we refer to as special items. CSI believes that non-GAAP adjusted gross profit, adjusted operating income (loss) and adjusted net income (loss) measures indicate the company’s baseline performance before subtracting those charges. In addition, these non-GAAP measures are among the primary indicators used by the management as a basis for its planning and forecasting of future periods. The presentation of these non-GAAP measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

	Q1 2008
		Operating
	Gross Profit	Income (Loss)	Net Income (Loss)

US GAAP Profit (Loss)	28,235	20,001	18,995
Share-based Compensation	90	2,199	2,199
Non-US GAAP Profit (Loss)	28,325	22,200	21,194
Non-US GAAP Earning (Loss) per Diluted Share			0.65
Adjusted Gross Margin	16.54%
Adjusted Operating Margin		12.96%

	Q4 2007
		Operating
	Gross Profit	Income (Loss)	Net Income (Loss)

US GAAP Profit (Loss)	14,608	5,392	5,895
Share-based Compensation	90	2,181	2,181
Non-US GAAP Profit (Loss)	14,698	7,573	8,076
Non-US GAAP Earning (Loss) per Diluted Share			0.29
Adjusted Gross Margin	11.53%
Adjusted Operating Margin		5.94%

	Q1 2007
		Operating
	Gross Profit	Income (Loss)	Net Income (Loss)

US GAAP Profit (Loss)	346	(3,979)	(3,854)
Share-based Compensation	69	2,224	2,224
Non-US GAAP Profit (Loss)	415	(1,755)	(1,630)
Non-US GAAP Earning (Loss) per Diluted Share			(0.06)
Adjusted Gross Margin	2.37%
Adjusted Operating Margin		(10.03)%
Non-US GAAP adjusted condensed consolidated statements of operations are intended to present the Company’s operating results, excluding special items.

Canadian Solar Inc.
Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

	March 31	December 31
	2008	2007

ASSETS
Current assets:
Cash and Cash Equivalents	32,195	37,667
Restricted Cash	1,054	1,625
Accounts Receivable, Net	119,398	58,637
Inventories	80,784	70,921
Value-added Tax Recoverable	15,823	12,247
Advances to Suppliers	26,211	28,745
Prepaid and Other Current Assets	4,958	10,058
Total Current Assets	280,423	219,900
Property, Plant and Equipment, Net	62,863	51,486
Intangible Assets	133	136
Advance to Suppliers	14,224	4,103
Prepaid Lease Payments	1,664	1,616
Deferred Tax Assets	4,686	3,966
Long-term Deferred Expenses	3,291	3,296
TOTAL ASSETS	367,284	284,503

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities:
Short-term Borrowings	70,928	40,374
Accounts Payable	17,474	8,251
Other Payables	7,947	6,153
Advances from Suppliers and Customers	7,094	1,962
Income Tax Payable	4,608	143
Amounts Due to Related Parties	—	209
Other Current Liabilities	2,268	2,121
Total Current Liabilities	110,319	59,213
Accrued Warranty Costs	5,591	3,879
Provision for Uncertain Tax Positions	4,421	2,278
Long-term Debt	19,814	17,866
Convertible Notes	75,000	75,000
TOTAL LIABILITIES	215,145	158,236

Stockholders’ Equity
Common Shares	97,572	97,454
Additional Paid-in-capital	28,733	26,534
Accumulated Earnings (Deficit)	15,293	(3,702)
Accumulated Other Comprehensive Income	10,541	5,981
TOTAL STOCKHOLDERS’ EQUITY	152,139	126,267

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	367,284	284,503

For more information, please contact:

In Jiangsu, P.R. China
Bing Zhu, Chief Financial Officer
Canadian Solar Inc.
Tel:	+86-512-6269-6755
Email:	ir@csisolar.com

In the U.S.
Tyler Wilson
The Ruth Group
Tel:	+1-646-536-7018
Email:	twilson@theruthgroup.com